Filed Pursuant to Rule 433
Registration No. 333−136666
January [●], 2006
STRUCTURED EQUITY PRODUCTS
Indicative Terms
New Issue

THE BEAR STEARNS COMPANIES INC. Principal Protected Notes Linked to the Strengthening of the Brazilian Real, Russian Ruble, Indian Rupee and Chinese Yuan Exchange Rates against the U.S. Dollar

Due January [●], 2009 INVESTMENT HIGHLIGHTS
• 2 year term to maturity.
• The Notes are 100% principal protected if held to maturity.
• Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated “A1” by Moody’s / “A+” by S&P).
• Issue Price: 100.00% of the Principal Amount ($1,000).
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Linked to an equally weighted basket consisting of the currency exchange rates between: (1) the U.S. Dollar and the Brazilian Real; (2) the U.S. Dollar and the Russian Ruble; (3) the U.S. Dollar and the Indian Rupee; and (4) the U.S. Dollar and the Chinese Yuan, each expressed as the number of units of the Brazilian Real, Russian Ruble, Indian Rupee or Chinese Yuan (each a “Reference Currency” and collectively the “Reference Currencies”), as applicable, per U.S. Dollar.

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If, at maturity, the Basket Performance is greater than or equal to 0% (i.e., on average, the value of the Reference Currencies have appreciated against the U.S. Dollar), you will receive the principal amount of your Notes plus the greater of: (a) the principal amount multiplied by [14.25]% and (b) the principal amount multiplied by the Basket Performance.

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If, at maturity, the Basket Performance is less than 0% (i.e., on average, the value of the U.S. Dollar has appreciated against the Reference Currencies), in all cases you will receive the principal amount of your notes.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR THE NOTE OFFERING

This free writing prospectus relates to the offering of Notes linked to an equally weighted basket consisting of the currency exchange rates between: (1) the U.S. Dollar and the Brazilian Real; (2) the U.S. Dollar and the Russian Ruble; (3) the U.S. Dollar and the Indian Rupee; and (4) the U.S. Dollar and the Chinese Yuan, each expressed as the number of units of the Brazilian Real, Russian Ruble, Indian Rupee or Chinese Yuan, as applicable, per U.S. Dollar. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	“A1” / “A+” (Moody’s / S&P)
CUSIP NUMBER:	[●]
ISSUE PRICE:	100.00% of the Principal Amount.
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter.
SELLING PERIOD ENDS:	January [●], 2007
PRICING DATE:	January [●], 2007
SETTLEMENT DATE:	January [●], 2007
FINAL FIXING DATE:	January [●], 2009
MATURITY DATE:	Two Business Days following the Final Fixing Date (for a term of approximately 2 years).
CASH SETTLEMENT VALUE:
If, at maturity, the Basket Performance is greater than or equal to 0% (i.e., on average, the values of the Reference Currencies have appreciated against the U.S. Dollar), you will receive the principal amount of your Notes plus the greater of: (a) the principal amount multiplied by [14.25]% and (b) the principal amount multiplied by the Basket Performance.

If, at maturity, the Basket Performance is less than 0% (i.e., on average, the value of the U.S. Dollar has appreciated against the Reference Currencies), in all cases you will receive the principal amount of your notes.

INITIAL FIXING LEVEL:
[●] with respect to the BRL Exchange Rate; [●] with respect to the RUB Exchange Rate; [●] with respect to the INR Exchange Rate; and [●] with respect to the CNY Exchange Rate which, in each case, represents the Currency Exchange Rate of such Component on the Pricing Date.

FINAL FIXING LEVEL:	With respect to each Component, the Currency Exchange Rate on the Final Fixing Date.
BASKET:
The Basket is comprised of the currency exchange rates between: (1) the U.S. Dollar and the Brazilian Real (the “BRL Exchange Rate”); (2) the U.S. Dollar and the Russian Ruble (the “RUB Exchange Rate”); (3) the U.S. Dollar and the Indian Rupee (the “INR Exchange Rate”); and (4) the U.S. Dollar and the Chinese Yuan (the “CNY Exchange Rate” and, together with the BRL Exchange Rate, the RUB Exchange Rate and the INR Exchange Rate, each an “Exchange Rate” and a “Component” and collectively the “Exchange Rates” and the “Components”), each expressed as the number of units of the Brazilian Real, Russian Ruble, Indian Rupee or Chinese Yuan as applicable, per U.S. Dollar. The weighting of each Component is fixed at 25% and will not change, unless any Component is modified during the term of the Notes.

BASKET PERFORMANCE:
The Basket Performance is equal to the sum of the Component Performances divided by 4. Each of these “Component Performances” is equal to (a) the difference between the Initial Fixing Level and the Final Fixing Level, divided by (b) the Initial Fixing Level of that Component. For the avoidance of doubt, the Basket Performance is greater when the Exchange Rates, on average, decline, as declining Exchange Rates mean that fewer units of the respective Reference Currency are required to purchase one U.S. Dollar.

STRUCTURED PRODUCTS GROUP

CURRENCY EXCHANGE RATE:
With respect to each Component, the number of units of the applicable Reference Currency which can be exchanged for one U.S. Dollar, as stated on the Fixing Page. If no fixing is published on any day, including the Final Fixing Date, each relevant fixing level shall be determined by the Calculation Agent.

FIXING PAGE:
With respect to the BRL Exchange Rate, the PTAX offered side exchange rate published on Reuters page BRFR; with respect to the RUB Exchange Rate, the spot exchange rate published on Reuters page RUBMCMEEMTA=; with respect to the INR Exchange Rate, the spot exchange rate published on Reuters page RBIB; and with respect to the CNY Exchange Rate, the spot exchange rate published on Reuters page SAEC.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated January [●], 2007 (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated January [●], 2007: http://www.sec.gov/Archives/edgar/data/777001/000114420407000480/v061907_424b5.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE CASH SETTLEMENT VALUE TABLES

The following table demonstrating the hypothetical Cash Settlement Value of a Note is based on the assumptions outlined below. The table does not purport to be representative of every possible scenario concerning increases or decreases in the Components or the Basket Performance. You should not construe this table as an indication or assurance of the expected performance of the Notes. Actual returns may be different. This table demonstrating the hypothetical Cash Settlement Value of a Note is based on the following assumptions:

ASSUMPTIONS:
•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
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The Initial Fixing Level is 2.2500 with respect to the BRL Exchange Rate; 26.2500 with respect to the RUB Exchange Rate; 44.7500 with respect to the INR Exchange Rate; and 7.8000 with respect to the CNY Exchange Rate.

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The Notes allow you to participate in 100% of the potential positive Basket Performance (i.e., the potential depreciation, on average, of the value of the U.S. Dollar against the Reference Currencies).

•	All returns are based on a 2 year term; pre tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Hypothetical Example 1: In this case, the Basket Performance is 20% as of the Final Fixing Date.

Step 1: Calculate the Basket Performance.

Component	Hypothetical Final Fixing Level	Performance of Component	Weight	Weighted Performance of Component
BRL Exchange Rate	1.7000	24.44%	25.00%	6.11%
RUB Exchange Rate	20.0000	23.81%	25.00%	5.95%
INR Exchange Rate	38.0000	15.08%	25.00%	3.77%
CNY Exchange Rate	6.5000	16.67%	25.00%	4.17%
Basket Performance				20.00%

STRUCTURED PRODUCTS GROUP

Step 2: Calculate the Cash Settlement Value.

Because the Basket Performance is greater than 0% and greater than [14.25]% as of the Final Fixing Date, the Cash Settlement Value is equal to (a) $1,000 plus (b) $1,000 multiplied by the Basket Performance. Therefore, the Cash Settlement Value is $1,200 per Note representing a 20.00% return on investment over the term of the Notes.

Hypothetical Example 2: In this case, the Basket Performance is negative as of the Final Fixing Date.

Step 1: Calculate the Basket Performance.

Component	Hypothetical Final Fixing Level	Performance of Component	Weight	Weighted Performance of Component
BRL Exchange Rate	2.6000	-15.56%	25.00%	-3.89%
RUB Exchange Rate	30.0000	-14.29%	25.00%	-3.57%
INR Exchange Rate	50.0000	-11.73%	25.00%	-2.93%
CNY Exchange Rate	6.5000	16.67%	25.00%	4.17%
Basket Perfomance				-6.22%

Step 2: Calculate the Cash Settlement Value.

The Basket Performance is less than 0% as of the Final Fixing Date. Therefore, the Cash Settlement Value is $1,000 per Note, representing the principal amount of the notes, and a 0.00% return on investment over the term of the Notes.

Hypothetical Example 3: In this case, the Basket Performance is positive as of the Final Fixing Date, but it is less than [14.25]%.

Step 1: Calculate the Basket Performance.

Component	Hypothetical Final Fixing Level	Performance of Component	Weight	Weighted Performance of Component
BRL Exchange Rate	2.1500	4.44%	25.00%	1.11%
RUB Exchange Rate	27.0000	-2.86%	25.00%	-0.72%
INR Exchange Rate	45.0000	-0.56%	25.00%	-0.14%
CNY Exchange Rate	7.5000	3.85%	25.00%	0.96%
Basket Performance				1.22%

STRUCTURED PRODUCTS GROUP

Step 2: Calculate the Cash Settlement Value.

Because the Basket Performance is greater than 0% but less than the minimum return of [14.25]% as of the Final Fixing Date, the Cash Settlement Value is equal to (a) $1,000 plus (b) $1,000 multiplied by [14.25]%. Therefore, the Cash Settlement Value is $[1,142.50] per Note representing a [14.25]% return on investment over the term of the Notes.

SELECTED INVESTMENT CONSIDERATIONS

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Full principal protection — If the Basket Performance is less than 0%, in all cases the Cash Settlement Value per Note will be $1,000. Because the Notes are 100% principal protected, in no event will the Cash Settlement Value be less than $1,000 per Note. However, the Basket Performance must be greater than or equal to 0% to earn any positive return.

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Notes bullish on the Reference Currencies / bearish on the U.S. Dollar — The Notes may be an attractive investment for investors who have a bullish view, on average, of the Reference Currencies relative to the U.S. Dollar (or equivalently, a bearish view, on average, of the U.S. Dollar relative to the Reference Currencies). If the Basket Performance is greater than or equal to 0%, you will receive a minimum return of [14.25]%, and if the Basket Performance is greater than or equal to [14.25]%, the Notes will allow you to participate in 100% of the Basket Performance. Basket Performance will only be positive if, on average, the value of the U.S. Dollar depreciates relative to the Reference Currencies. If, on average, the U.S. Dollar appreciates in value relative to the Reference Currencies over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

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No current income — We will not pay any interest on the Notes. The yield on the Notes may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity. Because the Cash Settlement Value depends upon the Basket Performance, the effective yield to maturity on the Notes is not known and may not be enough to compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

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Diversification — The Basket represents the relationship between each of the Reference Currencies and the U.S. Dollar, and the Notes may appreciate if the Basket Performance increases (i.e., if, on average, the value of the Reference Currencies appreciate against the U.S. Dollar, or equivalently, if, on average, the U.S. Dollar declines against the value of the Reference Currencies). Therefore, the Notes may allow you to diversify an existing portfolio or investment.

•	Low minimum investment — The minimum purchase is $1,000, with increments of $1,000 thereafter.

SELECTED RISK CONSIDERATIONS

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Suitability of Notes for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the [Pricing Supplement]. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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Volatility of the Components — The Components are volatile and are affected by numerous factors specific to each international country represented by a Reference Currency. The value of each Reference Currency relative to the U.S. Dollar, which is primarily affected by the supply and demand for the respective Reference Currency and the U.S. Dollar, may be affected by political, economic, financial, legal, accounting and tax matters specific to the country in which the Reference Currency is the official currency.

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No interest or other payments - During the term of the Notes, you will not receive any periodic interest or other distributions and such payments will not be included in the calculation of the cash payment you will receive at maturity.

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Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

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The Components may not move in tandem — At a time when the value of one or more of the Reference Currencies increases, the value of one or more of the other Reference Currencies may decline. Therefore, in calculating the Basket Performance, increases in the value of one or more of the Reference Currencies against the U.S. Dollar may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Reference Currencies against the U.S. Dollar.

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Taxes — We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations-U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Contingent Payment Debt Instruments” in the accompanying prospectus supplement.